FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

           Press Release: Severoceske doly - New Members in CEZ Group

Today, the representatives of the National Property Fund of the Czech Republic
(NPF) and CEZ energy company signed a Share Purchase and Sale Agreement and other relevant agreements, under which CEZ purchases the 55.792% share in Severoceske doly currently held by the NPF. As a result, CEZ will increase its existing 37.31% share in said company to 93.102%. The purchase price amounts to CZK 9,046 million.

In this way, Resolution No. 1259 of the Czech Government, dated September 29, 2005, on the privatization of the state's stake in Severoceske doly a.s., was effected through a direct sale without a public tender or public auction to a selected purchaser, CEZ, a. s.

"This is one of the key investments of CEZ, which guarantees the future reliable operations of the new or completely refurbished power stations. Now we can fully commence the program for the reconstruction of coal resources into which CEZ will invest approximately CZK 100 billion in the coming years. This amount to be invested mostly in the North Bohemia Region will be one of the largest investments made in the Czech Republic. This investment will also significantly enhance employment in the region and bring opportunities for many local firms," said Martin Roman, CEZ Chairman of the Board and CEO.

CEZ and Severoceske doly are closely interdependent - 80% of the production of Severoceske doly is consumed by CEZ, covering its needs by 60 percent. Thus, the affiliation of both companies comes as a logical solution. Competitors are structured in exactly an identical manner.

"The sale of Severoceske doly completed the privatization of brown-coal companies in the Czech Republic. The NPF highly appreciates the fact that Severoceske doly gains a strong strategic partner, which guarantees further economic development, as well as the fulfillment of obligations defined in the Share Purchase and Sale Agreement," said Jan Skurek, Vice-Chairman of the NPF Executive Committee.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)

                                               By: /s/ Libuse Latalova
                                                  ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration

Date:  October 20, 2005